ISSUER FREE WRITING PROSPECTUS
Dated March 23, 2012
Filed Pursuant to Rule 433
Registration No. 333-179533

AMERICAN REALTY CAPITAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on February 15, 2012. The registration statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the registration statement becoming effective and the filing of the final prospectus with the SEC. You should read the prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The preliminary prospectus, dated February 15, 2012, is available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1410997/000114420412009282/v302712_s11.htm.

Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212)-415-6500.

The Company does not believe that the following communication presents an offer as defined in the Securities Act of 1933, as amended. However, the Company is filing the communication in a Free Writing Prospectus as a precautionary matter.

The article below was published by Commercial Property Executive on March 21, 2012 and references the offering of securities of the Company. The article reported on certain statements made by Nicholas S. Schorsch, the Chairman of the Company’s Board of Directors.

The article was not prepared or reviewed by the Company or prior to publication. Commercial Property Executive, the publisher of the article, routinely publishes articles on business news. Commercial Property Executive is not affiliated with the Company, and no payment was made nor was any consideration given to Commercial Property Executive by or on behalf of the Company or in connection with the publishing of the Commercial Property Executive article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company. Statements in the articles that are attributed directly to Mr. Schorsch were not intended and should not be considered as offering material.

A link to the article was also posted on the Company’s website on March 23, 2012 and can be viewed at http://www.arctreit.com/news.html.

Non-Traded REITs Increasingly Looking to Go Public

By Nicholas Ziegler, News Editor

It’s the next wave of raising capital: Non-traded REITs are increasingly looking to go public. As Commercial Property Executive reported in early March, American Realty Capital Trust Inc., the flagship REIT of a New York investment firm, went public on the NASDAQ Global Market Select listing as a triple-net REIT under the symbol ARCT.

Launched four years ago by American Realty Capital as a non-traded publicly listed security, ARCT is one of the larger publicly traded REITs. The move to go public was, according to the company’s filings, to be used to pay down debt and for general capital purposes.

“The markets are hungry for new stories,” Schorsch told CPE. “Our view is that you have to have a strong growth story – tech-based, like Facebook or Groupon, or income-based, with durable, sustainable yield behind you. Real estate provides that growth opportunity.”

Schorsch pointed to the kinds of companies it has as tenants. Of the 61 companies it now has as tenants, 92 percent are rated and 71 percent are investment grade. The portfolio is 100 percent occupied with 485 single-tenant, free-standing properties consisting of over 15.6 million square feet of space located in 43 states and Puerto Rico. Of that, 77 acquisitions were made in the fourth quarter of 2011 for $283 million, according to the 2011 year-end filing with the U.S. Securities and Exchange Commission. The SEC filing noted that ARCT acquired 224 properties for $1.2 billion with 10.2 million square feet of space throughout the year. The portfolio’s tenants include retail, industrial and office assets considered best-in-class, including FedEx, Walgreens, CVS, the Government Services Administration and Dollar General. The average remaining primary lease term is about 13.5 years.

“We don’t have stabilization issues,” Schorsch said. “We have 188 million shares and a large market cap. So our short-term goal is to work on our balance sheet and to make sure we have everything buttoned-down, keeping our investment-grade ratings in place.”

And it’s not just American Realty Capital Trust. Inland Western Retail Real Estate, which owns 259 retail properties across 34.6 million square feet, has filed to list on the NYSE. W.P. Carey has received the green light from its board of directors to go public. Cole Credit Property Trust II, which focuses on net-lease properties, and Apple REITs, which owns hotels, have also announced plans to list.

“A liquidity trend is underway,” Schorsch explained. “This is the right time in the market for our investors to unlock the value of the company as a publicly traded company to create value.”